Exhibit 99-1
                                                                    ------------


 [GRAPHIC OMITTED]       KOOR INDUSTRIES BOARD OF DIRECTORS' DECISION REGARDING
Koor Industries Ltd.     TENDER OFFER



Tel Aviv, Israel - September 14, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company") a leading Israeli holding company announced today that its Board of Directors, which convened today, has decided to refrain from expressing an opinion on the advisability of the special tender offer ("Tender Offer") made on August 30, by Discount Investment Corporation Ltd. (the "Offeror"), a company which currently holds 30.8% of Koor, and whose major shareholder, IDB Development Corporation Ltd., holds an additional 9.9% of Koor.

The Tender Offer is for the purchase of up to 5.4% of the outstanding capital of Koor at a price per Ordinary Share of NIS 225. The Tender Offer will be completed on September 21, 2006. For additional information on the terms and conditions of the Tender Offer please refer to the Tender Offer filed by the Offeror with the Israel Securities Authority and the SEC on August 30, 2006.

Koor's Board of Directors decided to refrain from expressing its opinion on the advisability of the Tender Offer for the following reasons.

1. Koor's Board of Directors comprises of 9 members the majority of which are directors or officers of the Offeror and are deemed to have a personal interest in the Tender Offer. Mr. Nochi Dankner, Mr. Avi Fischer, Mr. Isaac Manor, Mr. Zvika Livnat, Mr. Lior Hannes, Mr. Rafi Bisker and Mr. Gideon Lahav serve as directors on the Board of Directors of the Offeror. Mr. Ami Arel serves as the President and Chief Executive Officer of the Offeror. In addition, a company owned by Mr. Jonathan Kolber, Koor's Chairman of the Board, has an agreement to sell approx. 4.1% in Koor to the Offeror.

2. The attractiveness of the Tender Offer to each Koor shareholder ("Offeree"), the decision whether to accept the offer, and the quantity to be sold, are dependent on each Offeree's circumstances and upon the results of the Tender Offer which will determine the final quantity the Offeror will acquire from each Offeree under the said Tender Offer.

3. Koor's Ordinary Share price has been highly volatile over the last six months.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), ECTel (NASDAQ: ECTX) and Telrad Networks; in defense through Elbit Systems (NASDAQ:
ESLT); and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                IR CONTACTS
Shlomo Heller - General Counsel & Corporate    Ehud Helft/Kenny Green
Secretary
or Avital Lev, CPA -Investor Relations

Koor Industries Ltd.                           GK International
Tel:  972 3  607-5111                          Tel:  1 866 704 - 6710
Fax:  972 3  607-5110                          Fax:  972 3 607 - 4711
                                               ehud@gk-biz.com; kenny@gk-biz.com


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.